February 7, 2006

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:	Watsco, Inc.
Form 10-K for the year ended December 31, 2004
Filed March 16, 2005
File No. 1-5581

Ladies and Gentlemen:

Set forth below are the responses of Watsco, Inc., a Florida corporation (the “Company”), to the Staff’s additional comments provided in the letter dated January 25, 2006 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2004 (the “Form 10-K”), which was reviewed by John Cash and Jennifer Thompson of the Staff.

In responding to the Staff’s comments in the Comment Letter, we have, for convenience, referred to the headings and numbers used in the Comment Letter. Additionally, reference should also be made to the original response provided by the Company dated January 12, 2006 to the Staff’s original Comment Letter dated December 15, 2005.

Form 10-K for the Year Ended December 31, 2004

Financial Statements for the Year Ended December 31, 2004

Consolidated Statements of Income

1. The Company advises the Staff that the Class B Common Stock (“Class B”) of the Company has no dividend preference to the Common Stock (“Common”) and may be converted at any time on a one-for-one basis into Common at the option of the holder of the Class B. Emerging Issues Task Force (“EITF”) Issue No. 03-6, Participating Securities and the Two-Class Method under FAS 128, requires the income per share for each class of common stock to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of common stock based on their respective dividend rights, even though the Company does not anticipate distributing 100% of its earnings as dividends. For the basic earnings per share calculation, net income available to the Company’s shareholders would be allocated among the Company’s two classes of common stock: Common and Class B. The allocation among each class would be based upon the two-class method on a 1:1 per share basis. The diluted earnings per share calculation would assume the conversion of all the Company’s Class B into Common as of the beginning of the period (so no allocation of earnings to Class B would be required), and the exercise of outstanding stock options and restricted stock under the Company’s stock based employee compensation plans, when dilutive.

The effective result of EITF Issue No. 03-6 is that the calculation of basic and diluted earnings per share for each class of our common stock, under the two-class method, would yield the same basic and diluted earnings per share as historically presented by the Company for Common and Class B, and as illustrated below, for each period presented in our Form 10-K for the year ended December 31, 2004.

December 31, 2004	As Presented	Common		Class B
Basic Calculation:
Net income available to the Company’s shareholders	$48,105,000	$41,195,242		$6,909,758
Weighted-average shares for basic EPS	25,506,950	21,843,155		3,663,795
Basic EPS	$1.89	$1.89		$1.89
Diluted Calculation:
Net income available to the Company’s shareholders	$48,105,000	$48,105,000		$8,050,841
Potentially dilutive shares	1,424,359	5,088,154	(1)	843,422
Weighted-average shares for diluted EPS	26,931,309	26,931,309		4,507,217
Diluted EPS	$1.79	$1.79		$1.79

December 31, 2003	As Presented	Common		Class B
Basic Calculation:
Net income available to the Company’s shareholders	$34,895,000	$30,020,135		$4,874,865
Weighted-average shares for basic EPS	25,086,321	21,581,738		3,504,583
Basic EPS	$1.39	$1.39		$1.39
Diluted Calculation:
Net income available to the Company’s shareholders	$34,895,000	$34,895,000		$5,308,052
Potentially dilutive shares	951,004	4,455,587	(1)	456,084
Weighted-average shares for diluted EPS	26,037,325	26,037,325		3,960,667
Diluted EPS	$1.34	$1.34		$1.34

December 31, 2002	As Presented	Common		Class B
Basic Calculation:
Net income available to the Company’s shareholders	$28,536,000	$24,644,416		$3,891,584
Weighted-average shares for basic EPS	25,557,653	22,072,240		3,485,413
Basic EPS	$1.12	$1.12		$1.12
Diluted Calculation:
Net income available to the Company’s shareholders	$28,536,000	$28,536,000		$4,267,244
Potentially dilutive shares	1,116,112	4,601,525	(1)	503,354
Weighted-average shares for diluted EPS	26,673,765	26,673,765		3,988,767
Diluted EPS	$1.07	$1.07		$1.07

(1)	Includes the potentially dilutive shares from the As Presented column (from outstanding stock options and restricted stock, as described above), and assumes the conversion of all Class B into Common under the if-converted method.

As a result of the calculation of earnings per share under the two class method for each class of our common stock yielding the same earnings per share as we have historically presented, we have not historically disclosed these earnings per share calculations separately for each class of our common stock.

In future filings, we will expand our disclosure in the narrative lead into the Earnings Per Share Accounting Policy footnote to discuss in greater detail the provisions of EITF Issue No. 03-6, the assumed allocation among each class of our common stock of income available to common shareholders being on a 1:1 per share basis, that in its calculation of basic and diluted EPS, the Company assumes full conversion of Class B shares into Common under the if-converted method, and that the calculation of earnings per share under the two class method for each class of our common stock would yield the same result.

We trust that you will find the foregoing responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at (305) 714-4115 if you require further information.

Sincerely,

\s\ Ana M. Menendez

Ana M. Menendez

Chief Financial Officer